SKY440, INC.

July 27, 2018

Via Edgar

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CIK No. 0001661264 Sky440, Inc. Offering Statement on Form 1-A/A File No. 024-10873

Dear Securities and Exchange Commission:

Please be advised that we have filed an amended Form 1-A/A in order to correct a typo on the Preliminary Offering Circular dated July 26, 2018. In addition, we refiled the Specimen Stock Certificate because it was accidentally filed under a Form Type other than 3-A.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Robert P. Atwell

Robert P. Atwell
Chairman

Sky440, Inc.
300 Spectrum Center Drive
Suite 400
Irvine, CA 92618

1-855-759-4400

1-714-264-5866 (cell)

bob@sky440.com

cc:           John E. Lux, Esq.